October 7, 2013

Via Edgar

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         Global Digital Solutions, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed September 20, 2013
File No. 0-26361

Dear Ms. Long:

Global Digital Solutions, Inc. (the “Company”) hereby responds to the Staff’s comment letter dated October 2, 2013 regarding the above-referenced Amendment 2 to Registration Statement on Form 10. Please note that the Company is simultaneously filing Amendment No. 3 to the Form 10 (the “Form 10 Amendment”).

For the Staff's convenience, we have recited the Staff's comments in boldface type and provided the response to each comment immediately thereafter.

Risk Factors, page 5

1.     We have reviewed your response to comment two from our letter dated September 18, 2013. You continue to disclose in two separate instances on page five that you incurred a net loss of $491,091 for the year ended December 31, 2012. Please revise to disclose that you actually incurred a net loss of $519,906 for the year ended December 31, 2012.

We have revised the disclosure on page 5, and page 18, and have reflected the net loss as $519,906.

Global Digital Solutions, Inc., 777 South Flagler Drive, Suite 800 West Tower, West Palm Beach, Florida 33410

Pamela A. Long
Assistant Director
Division of Corporation Finance
October 7, 2013

Financial Condition, page 19

June 30, 2013, page 19

2.     We note the projections that you have included in the table on page 20.  There appear to be inaccuracies in the calculations.  For example, it appears that the total projected cash outflows should be $2,016,158 for Q4 2013, $6,041,870 for Q4 2015, and $6,912,995 for Q2 2016.  Review the calculations included in the table in their entirety to ensure that they are accurate, and revise your disclosures appropriately.

We have corrected the table on page 20.  The numbers have changed from what is reflected in the staff’s comments.

3.     Please add footnote disclosure to clarify whether the projected cash required for the development of MK 777 represents an amount in addition to the projected cash required to fund Airtronic’s operations for the next three quarters.  Also, please explain to us how the $227,000 amount listed as projected cash required to fund Airtronic’s exit from bankruptcy ties in with the $417,126 net amount to be contributed to Airtronic under the note (refer to your disclosure at the end of page 19).  To the extent necessary, please revise your tabular disclosure accordingly.

We have revised the table on page 20, added footnotes and reflected the $417,126 as a use of cash.

4.     Remove the phrase “within the meaning of the private securities litigation reform act of 1995” in the last paragraph on page 20 since you are ineligible to rely on the Act’s safe harbor provision for forward looking statements.  Alternatively, disclose that you are ineligible to rely on the Act’s safe harbor provision for forward looking statements because you are a penny stock issuer.

We have removed the phrase “within the meaning of the private securities litigation reform act of 1995” in the last paragraph on page 20.

Financial Statements for the Year Ended December 31, 2012

Note 11 –  Acquisitions, page F-14

5.     We have reviewed your response to comment six from our letter dated September 18, 2013. We remind you that goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed.  As such, it is not clear why you are including the fair value of the non-controlling interest within your calculation of goodwill.  Please revise.  In addition, please confirm that the net liabilities assumed in the amount of $28,575 only represents the assets acquired and the liabilities assumed by you and does not include any assets or liabilities related to the non-controlling interest.

This comment has been cleared by the staff after discussion between the staff and the Company’s independent public accounting firm.

*           *           *

Pamela A. Long
Assistant Director
Division of Corporation Finance
October 7, 2013

We believe that the responses provided above fully address the Staff's comments.  If you have any questions, please call me at (561) 632-1020 or Owen Naccarato, Esq. at (949) 851-9261.

Sincerely,

Global Digital Solutions, Inc.

/s/ David A. Loppert
David A. Loppert
Chief Financial Officer

cc:     Securities and Exchange Commission
                   Era Anagnosti

          Naccarato & Associates
                   Owen Naccarato, Esq.